

Mail Stop 3561

April 3, 2018

Daniel M. Chism
Chief Financial Officer
EZCorp, Inc.
2500 Bee Cave Road
Building One, Suite 200
Rollingwood, Texas 78746

>   **Re: EZCorp, Inc.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2017**
>   **Filed November 15, 2017**
>   **Form 10-Q for the Quarterly Period Ended December 31, 2017**
>   **Filed January 31, 2018**
>   **File No. 0-19424**

Dear Mr. Chism:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2017

Item 8 – Financial Statements and Supplementary Data

Note 1: Summary of Significant Accounting Policies

Notes Receivable, page 59

1. We note your disclosures here and in Note 5 that you restructured the repayment arrangements for certain notes receivable from Grupo Finmart referred to as the Parent Loan Notes. It appears that you accounted for this restructuring as an extinguishment of the old notes and issuance of new notes. Please tell us the analysis you went through when considering whether this restructuring is a troubled debt restructuring. In doing so,

tell us how you considered whether Grupo Finmart is experiencing financial difficulties and how you determined you did not grant Grupo Finmart a concession. Refer to ASC 310-40-15.

Form 10-Q for the Quarterly Period Ended December 31, 2017

Item 1 Financial Statements

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

Note 2: Acquisitions, page 7

2. Please provide all of the disclosures required by ASC 805-10-50 for the acquisitions of GPMX and the Bazareno stores. In this regard, tell us and revise to disclose the amounts of revenue and earnings since the acquisition date included in the consolidated statement of operations for the reporting period as required by ASC 805-10-50-2(h).

3. Please tell us how you determined it was impracticable to provide supplemental pro forma information for your GPMX acquisition. In doing so, describe to us in more detail the limitations encountered by management. Since you disclose that there is a lack of readily available historical GAAP basis financial statements, tell us the accounting framework under which GPMX prepared its historical pre-acquisition financial statements and tell us whether you plan to obtain pre-acquisition financial statements prepared in accordance with US GAAP. Refer to ASC 805-10-50-2(h) and ASC 250-10-45-9.

4. Please tell us how you determined that it was not necessary to provide audited financial statements of GPMX in accordance with Rule 3-05 of Regulation S-X. In doing so, provide us with your significance calculations pursuant to Rules 3-05(b)(2) and 1-02(w) of Regulation S-X. Also, please tell us whether significance was determined using US GAAP amounts for the acquired GPMX business.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products